February 22, 2019


Via Email

Jeremy R. Heckman
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 W. Madison Street, Suite 3900
Chicago, IL 60606

       Re:     Pacific Office Properties Trust, Inc.
               PRER14C filed February 21, 2019
               File No. 1-09900

               Amendment No. 1 to Schedule 13E-3 filed February 21, 2019 Filed by Shidler Equities L.P. et al.
               File No. 5-39689

Dear Mr. Heckman:

     We have reviewed the amended filings listed above and have the following additional comments:

Schedule 14C

Summary of Financial Analysis by Duff & Phelps, page 21

   1. We note your response to comment 2 in our prior comment letter dated February 12,
      2019. Please include the explanation of why you have not included the results of the
      DCF analysis on a per share basis in the filing and why you believe it is misleading in the context of this issuer. Alternatively, include those results with appropriate explanatory language.

   2. Refer to comment 3 in our prior comment letter. Disclose in the summary by footnote or otherwise the comparable REITS this issuer and transaction.

   3. We note your response to comment 4 in our prior comment letter. We further note the reference to "probable future outlook" information provided by management to Duff and
      Phelps in connect ion with its fairness analysis which information is referenced in the materials provided by Duff and Phelps and filed as Exhibit 1 to your amended Schedule
      13E-3. As noted in our prior comment 4, projections and forecasts provided to the fairness advisor and used in its analysis must be summarized in the disclosure document.
 Jeremy Heckman, Esq.
Barack Ferrazzano Kirschbaum & Nagelberg LLP
February 22, 2019
Page 2

       We are not sure what "Argus models" are as referenced in your response letter, but if they include projected information, they should be summarized here.

      Please respond to these comments promptly. Do not hesitate to contact me at 202-551-
3263 with any questions.



                                                           Sincerely,


                                                           /s/ Christina Chalk


                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions